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                      [Letterhead of Sullivan & Cromwell]
                                                                     Exhibit 5.1




                                                                   April 5, 2000



Pharmacia Corporation,
   100 Route 206 North,
      Peapack, New Jersey  07977.

Ladies and Gentlemen:

                  In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 38,962,980 shares of Common Stock, par value $2.00 per share (the "Shares"), of Pharmacia Corporation, a Delaware corporation (the "Company"), issuable upon the exercise of certain options granted pursuant to the Pharmacia & Upjohn, Inc. Long Term Incentive Plan, the Pharmacia & Upjohn, Inc. Equity Compensation Plan and the Pharmacia & Upjohn, Inc. Directors Equity Compensation and Deferral Plan (collectively, the "Plans"), and the related preferred stock purchase rights (the "Rights") to be issued pursuant to the Rights Agreement, dated as of December 19, 1999 (the "Rights Agreement"), between the Company and Equiserve Trust Company N.A., as Rights Agent (the "Rights Agent"), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion:

                  (1) When the related options have been duly exercised in accordance with the Plans and the related option agreements and the exercise price therefor has been duly paid, the Shares, when duly issued upon the exercise of such options, will be validly issued, fully paid and nonassessable.

                  (2) Assuming that the Board of Directors of the Company, after fully informing itself with respect to the Rights Agreement and the Rights after giving due consideration to all relevant matters, determined that the execution and delivery of the Rights thereunder would be in the best interest of the Company and its stockholders, and assuming further that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, then when the Shares have been validly issued upon the exercise of the related options, the Rights attributable to the Shares will be validly issued.

                  In connection with our opinion set forth in paragraph (2) above, we note that the question whether the Board of Directors of the Company might be required to redeem the Rights at some future time will depend upon facts and circumstances existing at that time and, accordingly, is beyond the scope of such opinion.

                  The foregoing opinion is limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

                  We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

                  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Shares and the Rights. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                                      Very truly yours,

                                                      /s/ SULLIVAN & CROMWELL


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